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                     [LETTERHEAD OF QUEBECOR PRINTING INC.]

AUGUST 20, 1999

FOR IMMEDIATE RELEASE                                                PAGE 1 OF 1

                    QUEBECOR PRINTING COMPLETES TENDER OFFER
                             FOR WORLD COLOR SHARES

    MONTREAL--Quebecor Printing Inc. announced today the successful completion of its tender offer to acquire up to 23.5 million shares of common stock of World Color Press, Inc. at a price of $35.69 per share.

    Quebecor Printing's wholly owned subsidiary, Printing Acquisition Inc., accepted for payment 19,180,695 outstanding shares of World Color properly tendered pursuant to the tender offer which expired at 12:00 Midnight, Eastern Daylight Time, on August 19, 1999. The acceptance of these shares provides Quebecor Printing with ownership of approximately 50.4 percent of World Color's common stock. The companies will now proceed with the second step merger.

    "I am gratified to see the market's positive reaction to our transaction," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "As the new industry leader, we will offer the combined capacity of one of the most technologically advanced print manufacturing bases, a four-continent wide service network, and the combined talents of two of the strongest management teams in printing, all the while maintaining our commitment to proactive customer service and to exceeding shareholder expectations."

    Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

    NOTE TO EDITORS: For further detail on the World Color acquisition, please consult Quebecor Printing News Release issued July 12, 1999.

For further information:

John Paul Macdonald
Director, Corporate Communications
Quebecor Printing Inc.
(514) 877-5317
(800) 567-7070